UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

CNPJ No. 02.558.157/0001-62

NIRE No. 35.3.0015881-4

MINUTES OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.’S 423rd MEETING HELD ON JUNE 30, 2022

1.   DATE, TIME AND PLACE: On June 30, 2022, at 3 p.m., remotely, as permitted by article 19, paragraph 1, of Telefônica Brasil S.A.’s (“Company”) Board of Directors and Technical and Advisory Committees’ Internal Rules (“Internal Rules”).

2.     CALL NOTICE AND ATTENDANCE: The meeting was called according to the terms set forth in the Bylaws. All members of the Board of Directors were present and subscribed to these minutes, and a quorum existed in accordance with the Bylaws. Also present was the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as Secretary of the Meeting.

3.   PRESIDING BOARD MEMBER AND SECRETARY: Eduardo Navarro de Carvalho – Presiding Board Member; Breno Rodrigo Pacheco de Oliveira – Secretary.

4.   AGENDA: Consider and resolve on the following: (i) pursuant to article 59, paragraph 1, of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporations Law"), the 7th (seventh) issue, by the Company, of simple and unsecured debentures, non-convertible into shares, in two (2) series, comprising three million, five hundred thousand (3,500,000) debentures (respectively “Debentures” and “Issuance”), totaling three billion, five hundred million reais (R$3,500,000,000.00) on the Date of Issuance (as defined below), which shall be subject to a public offering, under a firm placement guarantee regime, with restricted placement efforts, under the terms set forth in Instruction No. 476, dated January 16, 2009, as amended, issued by the Brazilian Securities and Exchange Commission (respectively “CVM” and “CVM Instruction 476”), in Law 6,385, dated December 7, 1976, as amended and other applicable legal and regulatory provisions, (“Restricted Offering”); (ii) the granting of the authorization to the Company’s Board of Executive Officers to perform any and all acts deemed necessary or advisable for the implementation and formalization of the Issuance and the Restricted Offering, including but not limited to the negotiation and execution of all documents necessary for the Issuance and the Restricted Offering, as well as any possible amendments thereto, and the engagement of financial institutions enrolled before the securities distribution system for the underwriting of the Restricted Offering (“Underwriters”), one of them being the leading financial institution, being able, therefor, to negotiate and fix the price and conditions for the respective rendering of service; (iii) the approval of the framework of goals and key performance indications (KPIs) for the issuing of a sustainability-linked bond in connection with the Issuance and the Restricted Offering, to be prepared by a specialized consulting firm engaged by the Company regarding ESG (environmental, social and corporate governance) performance, as per the material submitted for the Board of Directors’ appraisal (“ESG Framework”); and (iv) the confirmation of all corporate acts undertaken by the Company’s Board of Executive Officers in the context of the Issuance and the Restricted Offering.

5.   RESOLUTIONS: Upon discussion of the matters included in the agenda, the attending directors resolved, by unanimous decision and without restrictions, as follows below:

Minutes of the Board of Directors’ 423rd Meeting Fl. 1/14

(i)	approve the implementation, by the Company, of the Issuance and the Restricted Offering, which shall have the following characteristics and conditions, which shall be detailed and governed by the "Private Instrument of the Seventh (7th) Issuance of Simple and Unsecured Debentures, Non-Convertible into Shares, in two (2) Series, for Public Distribution with Restricted Efforts, of Telefônica Brasil S.A.” to be entered into by the Company and the Issuance’s fiduciary agent (respectively “Fiduciary Agent” and “Indenture”) to be executed:
(a)	Issuance Number: the Issuance constitutes the Company’s 12th issuance of debentures;
(b)	Total Amount of the Issuance: the total amount of the Issuance shall be three billion, five hundred million reais (R$3,500,000,000.00), on the Date of Issuance (as defined below) (“Total Amount of the Issuance”).
(c)	Date of Issuance: for all legal purposes, the date of issuance of the Debentures shall be July 12, 2022 (“Date of Issuance”).
(d)	Series: the Issuance shall be divided in two (2) series (respectively “First Series” and “Second Series”).
(e)	Number of Debentures: three million, five hundred thousand (3,500,000) Debentures shall be issued, provided that one million hundred thousand (1,500,000) shall be issued under the First Series (“First Series Debentures”) and two million (2,000,000) Debentures shall be issued under the Second Series (“Second Series Debentures”).
(f)	Unit Par Value: the Debentures shall have a unit par value of one thousand reais (R$1,000.00), on the Date of Issuance (“Unit Par Value”);
(g)	Subscription Price and Paying-up Method. The debentures shall be subscribed and paid in one lump sum, in Brazilian currency, upon subscription, at their Unit Par Value, in accordance with the settlement rules applicable to B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3 (respectively “B3” and “First Payment Date”). If any Debenture is to be paid in on a date other than and subsequent to the First Payment Date, the payment shall consider its Unit Par Value plus the Compensation (as defined below), calculated on a pro rata temporis basis from the First Payment Date until the date of actual payment. The Debentures of each Series may be placed with goodwill or negative goodwill to be defined by the Underwriters, subject to prior consent of the Company, if applicable, upon the subscription of the Debentures of the respective Series, provided that such goodwill or negative goodwill shall be the same for all Debentures of a given Series paid in on each payment date of the respective Series.
(h)	Form and Title Certificate of Debentures. The Debentures shall be issued and registered in a book-entry form, without the issuance of warrants or certificates, and, for all legal purposes, ownership of the Debentures shall be ascertained by the deposit account statement issued by the bookkeeping agent of the Debentures. Additionally, regarding the Debentures that are electronically custodied at B3, as the case may be, the statement issued by B3 in the name of each Debenture holder (“Debenture Holder”) shall be recognized as proof of ownership of the Debentures.
(i)	Convertibility: the Debentures shall not be convertible into shares issued by the Company.

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(j)	Type: the debentures shall be unsecured, pursuant to article 58 of the Brazilian Corporations Law.
(k)	Deposit for Distribution and Negotiation. The Debentures shall be deposited for: (i) primary placement through the Securities Distribution Module (MDA – Módulo de Distribuição de Ativos), managed and operated by B3, with the distribution being financially settled through B3; and (ii) trading and electronic custody in the secondary market through CETIP21 – Securities (Títulos e Valores Mobiliários) managed and operated by B3, with the trades being financially settled and the Debentures held in electronic custody by B3.
(l)	Term and Maturity Date: Subject to the conditions to be set forth in the Indenture, and except for the cases of early settlement resulting from an Event of Default (as defined below) and other cases of redemption, as will be set forth in the Indenture, the Debentures of each Series shall have the following term and maturity dates:
(i)	The First Series Debentures shall mature within three (3) years from the Date of Issuance, falling due, therefore, on July 12, 2025 (“First Series Maturity Date”); and
(ii)	The Second Series Debentures shall mature within five (5) years from the Date of Issuance, falling due, therefore, on July 12, 2027 (“Second Series Maturity Date” and, together with First Series Maturity Date, the “Maturity Date”).
(m)	Placement and Distribution: The Debentures shall be subject to a public offering, with restricted placement efforts, pursuant to CVM Instruction 476 and to other applicable legal and regulatory provisions, and to the “Placement and Underwriting Agreement for Public Distribution with Restricted Efforts, under the Firm Placement Guarantee Regime, of Simple and Unsecured Debentures, Non-Convertible into Shares, in two (2) Series, of the 7th (seventh) Issuance of Telefônica Brasil S.A.” (“Underwriting Agreement”), with the intermediation of the Underwriters, one of them being the leading financial institution (“Lead Underwriter”), under a firm placement guarantee regime for the Total Amount of the Issuance.
(n)	Adjustments for Inflation: the Unit Par Value of the First Series Debentures and of the Second Series Debentures shall not be adjusted for inflation.
(o)	Debentures Linked to ESG (environmental, social and corporate governance) performance: as will described and detailed in an Exhibit to the Indenture, the Debentures shall have a sustainability component, which shall allow their classification as sustainability-linked, under the conditions required by the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 version[1].

[1] https://www.icmagroup.org/sustainable-finance/the-principles-guidelines-and-handbooks/sustainability-linked-bond-principles-slbp/

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(p)	Compensation:

Compensatory Interest on First Series Debentures. The First Series Debentures shall be entitled to payment of interest corresponding to the accumulated variation of one hundred percent (100%) of the average daily rates of the DI – Interbank Deposits (Depósitos Interfinanceiros), over extra-group, corresponding to a certain annual percentage, based on two hundred and fifty-two (252) Business Days (as defined below), calculated and disclosed daily by B3, on its website (http://www.b3.com.br) ("DI Rate"), plus the First Series Spread Rate (as defined below) (the DI Rate and the First Series Spread Rate, jointly, the “First Series Debentures Compensation”) calculated exponentially and cumulatively pro rata temporis, for elapsed business days, levied on the Unit Par Value or the Unit Par Value balance of the First Series Debentures, as the case may be, since the First Series Maturity Date or since the immediately preceding Compensation Payment Date (as defined below), whichever occurs last, and paid at the end of each Compounding Period (as defined below) until, as the case may be, the First Series Maturity Date or the date of occurrence of a scenario of early settlement resulting from an Event of Default and of other scenarios of redemption on the terms to be provided in the Indenture. The spread rate that makes up the First Series Compensation shall correspond to:

I.	one whole and twelve hundredths percent (1.12%) per year, on a two hundred and fifty-two (252) business days basis (“First Series Original Spread Rate”), applicable from and including the beginning of the first (1st) Compounding Period until the earlier of (1) the ending of the Compounding Period in which the occurrence of any Spread Rate Step-up Events are verified on the First Verification Date (as defined below); (2) the full settlement of the First Series Debentures, including; or
II.	a certain percentage per year, based on two hundred and fifty-two (252) business days, applicable from the beginning of the Compounding Period subsequent to the one in which a Spread Rate Step-up Event is verified on the First Verification Date until the full payment of the First Series Debentures, as set forth in the table below (“First Series Adjusted Spread Rate on the First Verification Date”):
Spread Rate Step-up Event – Environmental SKPI	Spread Rate Step-up Event – Social SKPI	First Series Spread Rate
First Verification Date	First Verification Date
No	No	1.1200%
No	Yes	1.1700%
Yes	No	1.1700%
Yes	Yes	1.2200%

Compensatory Interest on Second Series Debentures. The Second Series Debentures shall be entitled to payment of interest corresponding to the accumulated variation of one hundred percent (100%) of the DI Rate, plus the Second Series Spread Rate (as defined below) (the DI Rate and the Second Series Spread Rate, jointly, the “Second Series Debentures Compensation” and, together with the First Series Debentures Compensation, the “Compensation”) calculated exponentially and cumulatively pro rata temporis, for elapsed business days, levied on the Unit Par Value or the Unit Par Value balance of the Second Series Debentures, as the case may be, since the Second Series Maturity Date or since the immediately preceding Compensation Payment Date (as defined below), whichever occurs last, and paid at the end of each Compounding Period until, as the case may be, the Second Series Maturity Date or the date of occurrence of a scenario of early settlement resulting from an Event of Default and of other scenarios of redemption on the terms to be provided in the Indenture. The spread rate that makes up the Second Series Compensation shall correspond to:

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I.	one whole and thirty-five hundredths percent (1.35%) per year, on a two hundred and fifty-two (252) business days basis (“Second Series Original Spread Rate”), applicable from and including the beginning of the first (1st) Compounding Period until the earlier of (1) the ending of the Compounding Period in which the occurrence of any Spread Rate Step-up Events are verified on the First Verification Date; (2) the Compounding Period in which the occurrence of any Spread Rate Step-up Events are verified on the Second Verification Date; or (3) the full settlement of the Second Series Debentures, including;
II.	a certain percentage per year, based on two hundred and fifty-two (252) business days, applicable from the beginning of the Compounding Period subsequent to the one in which a Spread Rate Step-up Event is verified on the First Verification Date until the full settlement of the Second Series Debentures, as set forth in the table below (“Second Series Adjusted Spread Rate on the First Verification Date”):

Spread Rate Step-up Event – Environmental SKPI	Spread Rate Step-up Event – Social SKPI	Second Series Spread Rate
First Verification Date	First Verification Date
No	No	1.3500%
No	Yes	1.4000%
Yes	No	1.4000%
Yes	Yes	1.4500%

III.	a certain percentage per year, based on two hundred and fifty-two (252) business days, applicable from the beginning of the Compounding Period subsequent to the one in which a Spread Rate Step-up Event is verified on the Second Verification Date until the full settlement of the Second Series Debentures, as set forth in the table below (“Second Series Adjusted Spread Rate on the Second Verification Date” and “Second Series Spread Rate”, respectively):

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Spread Rate Step-up Event – Environmental SKPI		Spread Rate Step-up Event – Social SKPI		Second Series Spread Rate
First Verification Date	Second Verification Date	First Verification Date	Second Verification Date
No	No	No	No	1.3500%
Yes	No	No	No	1.4000%
No	No	Yes	No	1.4000%
No	No	No	Yes	1.4250%
No	Yes	No	No	1.4250%
Yes	No	Yes	No	1.4500%
Yes	Yes	No	No	1.4750%
No	No	Yes	Yes	1.4750%
No	Yes	Yes	No	1.4750%
Yes	No	No	Yes	1.4750%
No	Yes	No	Yes	1.5000%
Yes	Yes	Yes	No	1.5250%
Yes	No	Yes	Yes	1.5250%
No	Yes	Yes	Yes	1.5500%
Yes	Yes	No	Yes	1.5500%
Yes	Yes	Yes	Yes	1.6000%

The First Series Debentures Compensation and the Second Series Debentures Compensation shall be calculated according to the formulas to be provided in the Indenture.

(q)	Compounding Period: The compounding period is defined as the time interval that starts on the First Payment Date (including) and ends on the immediately subsequent Compensation Payment Date (excluding), or the time interval that starts on the immediately preceding the Compensation Payment Date (including) and ends on the following Compensation Payment Date (excluding) (“Compounding Period”). Each Compounding Period succeeds the previous one without solution of continuity, until the Maturity Date of the respective series.
(r)	General spread rate provisions: The provisions of this section apply to the First Series Spread Rate and the Second Series Spread Rate:

“Spread Rate Step-up Event – Environmental SKPI” means the Company’s failure to meet, in accordance with the provisions of the External Appraiser’s Report delivered to the Fiduciary Agent, the environmental SKPI on the First Verification Date and/or the Second Verification Date.

“Spread Rate Step-up Event – Social SKPI” means the failure by the Company to meet, in accordance with the provisions of the External Appraiser’s Report delivered to the Fiduciary Agent, the social SKPI on the First Verification Date and/or the Second Verification Date.

“Spread Rate Step-up Events” means the occurrence of any of the following events:

(i)	The occurrence of a Spread Rate Step-up Event – Environmental SKPI;
(ii)	the occurrence of a Spread Rate Step-up Event – Social SKPI; or

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(iii)	the failure by the Company to deliver to the Fiduciary Agent the External Appraiser’s Report within ninety (90) days from the First Verification Date and the Second Verification Date, as the case may be.

“First Verification Date” means December 31, 2023.

“Second Verification Date” means December 31, 2025.

“External Appraiser” means the specialized and independent company to be engaged by the Company, chosen at its sole discretion, to verify compliance with the SKPI.

“External Appraiser’s Report” means the report, to be prepared by the External Appraiser, concerning the compliance (or not) by the Company with the SKPI, made available to the Fiduciary Agent within ninety (90) days from the First Verification Date and the Second Verification Date. For clarity, the “External Appraiser’s Report” shall consider and adopt as a starting point the content of the sustainability-linked financing framework prepared by the Company and the second party opinion prepared by a specialized company engaged by the Company, both of which were issued in June, 2022 and are available at the Company’s usual information disclosure channels; and

“SKPI” means the sustainable key performance indicators, which shall be observed on the First Verification Date and on the Second Verification Date, provided that a detailed description thereof will be included in Exhibit I to the Indenture.

(s)	Scheduled Renegotiation: The Debentures shall not be subject to scheduled renegotiation.
(t)	Compensation Payment: except for the events of early maturity, Full Optional Early Redemption (as defined below), Full Mandatory Early Redemption (as defined below), redemption resulting from an Early Redemption Offer (as defined below) or Optional Acquisition (as defined below), the Compensation shall be paid by the Company, under the terms to be provided in the Indenture, semiannually, on the twelfth (12th) day of July and January of each year after the Issuance Date, the first payment being due on January 12, 2023, and the last installments shall be paid on the First Series Maturity Date and the Second Series Maturity Date, respectively (each, a “Compensation Payment Date”), in accordance with the schedule to be set forth in the Indenture.
(u)	Amortization of the Unit Par Value: The Unit Par Value or the Unit Par Value’s balance, as the case may be, will be repaid in a single installment, on the Maturity Date of the respective series, except for the cases of early settlement resulting from an Event of Default and the other cases of redemption under the terms to be set forth in the Indenture.

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(v)	Full Optional Early Redemption of the First Series Debentures and the Second Series Debentures: The Company may, at its sole discretion, as of July 12, 2023 (including), regarding the First Series Debentures, and as of July 12, 2024 (including), regarding the Second Series Debentures, perform the early redemption of the entirety of the First Series Debentures and/or the Second Series Debentures, as the case may be, with their ensuant cancellation, subject to the other terms and conditions set forth below (respectively “Full Optional Early Redemption of the First Series Debentures” and “Full Optional Early Redemption of the Second Series Debentures”), by sending an individual notice to the First Series Debentures Holders and/or the Second Series Debenture Holders, as the case may be, with a copy to the Fiduciary Agent, to B3 and to the other service providers, or by means of a notice to the Debenture Holders – subject to the terms to be provided in the Indenture – at least three (3) business days in advance of the respective date of the event (respectively “First Series Debentures Full Optional Early Redemption Date” and (“Second Series Debentures Full Optional Early Redemption Date”). The amount of the Full Optional Early Redemption of the First Series Debentures and the amount of the Full Optional Early Redemption of the Second Series Debentures to which the holders of the First Series Debentures and/or the Second Series Debentures will be entitled, as the case may be, due to the Full Optional Early Redemption of the First Series Debentures or the Full Optional Early Redemption of the Second Series Debentures will correspond to the Unit Par Value or the Unit Par Value’s balance, plus the respective Compensation, calculated since the First Payment Date or the immediately preceding Compensation Payment Date, as the case may be, until the Full Optional Early Redemption of the First Series Debentures or the Full Optional Early Redemption of the Second Series Debentures, plus Default Charges (as defined below), if applicable, due and not paid on or before the Full Optional Early Redemption of the First Series Debentures or the Full Optional Early Redemption of the Second Series Debentures, as the case may be (respectively “Full Optional Early Redemption Amount of the First Series Debentures” and “Full Optional Early Redemption Amount of the Second Series Debentures” and each a “Full Optional Early Redemption Amount”). A premium should be added to the Full Optional Early Redemption Amount of the First Series Debentures or to the Full Optional Early Redemption Amount of the Second Series Debentures, as the case may be, on the respective Full Optional Early Redemption Amount, equivalent to thirty-five hundredths (0.35%) per year, subject to, if applicable, the Additional Full Optional Early Redemption Premium (as defined below), for the remaining period between the Full Optional Early Redemption Date for the First Series Debentures or the Full Optional Early Redemption Date for the Second Series Debentures, as the case may be, and the respective Maturity Date (“Full Optional Early Redemption Premium”), calculated in accordance with the formula to be established in the Indenture. In case a failure in the delivery of the External Appraiser’s Report by the Company or the non-compliance by the Company, in accordance with the provisions of the External Appraiser’s Report delivered to the Fiduciary Agent, of the environmental SKPI and/or the social SKPI, is verified on the Full Optional Early Redemption Date for the First Series Debentures and/or the Full Optional Early Redemption Date for the Second Series Debentures, the Full Optional Early Redemption Premium shall be increased by the respective additional premium, which may be cumulative, on the Full Optional Early Redemption Amount of the First Series Debentures and/or on the Full Optional Early Redemption Amount of the Second Series Debentures, as the case may be, as set forth in the table below (“Additional Full Optional Early Redemption Premium”):
SKPI	Additional Full Optional Early Redemption Premium – First Verification Date	Additional Full Optional Early Redemption Premium – Second Verification Date
Environmental SKPI	0.05%	0.075%
Social SKPI	0.05%	0.075%

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The Additional Full Optional Early Redemption Premium shall be limited to ten hundredths (0.10%), in relation to the First Series Debentures, with respect to the non-compliance of the environmental SKPI and social SKPI, and twenty-five hundredths (0.25%), in relation to the Second Series Debentures, with respect to the non-compliance of the environmental SKPI and social SKPI. The partial optional early redemption of the Debentures will not be permitted.

(w)	Full Mandatory Early Redemption: If, at any time, there is a corporate change that results in the effective exchange of Control (as defined below) so that the Company's Control is no longer exercised by an entity belonging to its current corporate group, the Company shall perform the early redemption of all First Series Debentures and Second Series Debentures, with their ensuant cancellation, subject to the other terms and conditions set forth below (respectively “Full Mandatory Early Redemption of the First Series Debentures” and “Full Mandatory Early Redemption of the Second Series Debentures” and jointly, “Full Mandatory Early Redemption”). For the purposes of this item, “Control” means the direct or indirect control of the Company, as defined in article 116 of the Brazilian Corporations Law. The amount of the Full Mandatory Early Redemption of the First Series Debentures and the amount of the Full Mandatory Early Redemption of the Second Series Debentures to which the First Series Debentures Holders and the Second Series Debentures Holders, as the case may be, will be entitled, upon the Full Mandatory Early Redemption of the First Series Debentures and of the Full Mandatory Early Redemption of the Second Series Debentures shall correspond to the Unit Par Value or Unit Par Value’s balance, plus the respective Compensation, calculated since the First Payment Date or the immediately preceding Compensation Payment Date, up to the Full Mandatory Early Redemption date for the First Series Debentures or the Full Mandatory Early Redemption date for the Second Series Debentures, plus Default Charges, if applicable, due and not paid until the Full Mandatory Early Redemption date of the First Series Debentures or the Full Mandatory Early Redemption date of the Second Series Debentures, as the case may be (“Full Mandatory Early Redemption Amount of the First Series Debentures” and “Full Mandatory Early Redemption Amount of the Second Series Debentures” and each a “Full Mandatory Early Redemption Amount”). A premium shall be added to the Full Mandatory Early Redemption Amount of the First Debentures Series and to the Full Mandatory Early Redemption Amount of the Second Series Debentures, levied on the respective Full Mandatory Early Redemption Amount, equivalent to thirty-five hundredths percent (0.35%) per year, subject, if applicable, to the Additional Full Mandatory Early Redemption Premium (as defined below), for the remaining period between the Full Mandatory Early Redemption date of the First Series Debentures or the Full Mandatory Early Redemption date of the Second Series Debentures, as the case may be, and the respective Maturity Date (“Full Mandatory Early Redemption Premium”), calculated in accordance with the formula to be provided in the Indenture. In case a failure in the delivery of the External Appraiser’s Report by the Company or the non-compliance by the Company, in accordance with the provisions of the External Appraiser’s Report delivered to the Fiduciary Agent, of the environmental SKPI and/or the social SKPI on the First Verification Date and/or the Second Verification Date, is verified on the Full Mandatory Early Redemption date for the First Series Debentures and/or the Full Mandatory Early Redemption date for the Second Series Debentures, the Full Optional Early Redemption Premium shall be increased by the respective additional premium, which may be cumulative, on the Full Mandatory Early Redemption Amount of the First Series Debentures and/or on the Full Mandatory Early Redemption Amount of the Second Series Debentures, as the case may be, as set forth in the table below ("Additional Full Mandatory Early Redemption Premium"):

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SKPI	Additional Full Mandatory Early Redemption Premium – First Verification Date	Additional Full Mandatory Early Redemption Premium – Second Verification Date
Environmental SKPI	0.05%	0.075%
Social SKPI	0.05%	0.075%

The Additional Full Mandatory Early Redemption Premium shall be limited to ten hundredths (0.10%), in relation to the First Series Debentures, with respect to the non-compliance of the environmental SKPI and social SKPI, and twenty-five hundredths (0.25%), in relation to the Second Series Debentures, with respect to the non-compliance of the environmental SKPI and social SKPI. The partial mandatory early redemption of the Debentures will not be permitted.

(x)	Optional Extraordinary Repayment of the First Series Debentures and the Second Series Debentures: The Company may, at its sole discretion, as of July 12, 2023 (including), regarding the First Series Debentures, and as of July 12, 2024 (including), regarding the Second Series Debentures, perform extraordinary repayments of a percentage of the Unit Par Value or the Unit Par Value’s balance of the First Series Debentures or the Unit Par Value or the Unit Par Value’s balance of the Second Series Debentures, as the case may be (respectively “Optional Extraordinary Repayment of the First Series Debentures” and “Optional Extraordinary Repayment of the Second Series Debentures”) by sending an individual notice to the First Series Debentures Holders and/or the Second Series Debentures Holders, as the case may be, with a copy to the Fiduciary Agent, to B3 and to the other service providers, or by means of a notice to the Debenture Holders - subject to the terms to be provided for in the Indenture – at least three (3) business days in advance of the respective date of the event (respectively "Optional Extraordinary Repayment Date of the First Series Debentures" and "Optional Extraordinary Repayment Date of the Second Series Debentures" and each a “Optional Extraordinary Repayment Date”), provided that such percentage is limited to ninety-eight percent (98%) of the Unit Par Value or the Unit Par Value’s balance. The amount of the Optional Extraordinary Repayment of the First Series Debentures and the amount of the Optional Extraordinary Repayment of the Second Series Debentures to which the respective Debenture Holders will be entitled shall correspond to the portion of the Unit Par Value or the Unit Par Value’s balance, plus the respective Compensation, ascertained since the First Payment Date or the immediately preceding Compensation Payment Date, as the case may be, until the Optional Extraordinary Repayment Date of the First Series Debentures and Optional Extraordinary Repayment Date of the Second Series Debentures, plus Default Charges, if applicable, due and not paid until the respective Optional Extraordinary Repayment Date (respectively “Optional Extraordinary Repayment Amount of the First Series Debentures” and “Optional Extraordinary Repayment Amount of the Second Series Debentures” and each a “Optional Extraordinary Repayment Amount”). A premium equivalent to thirty-five hundredths percent (0.35%) per year shall be added to the respective Optional Extraordinary Repayment Amount, subject, if applicable, to the Additional Extraordinary Repayment Premium, for the remaining period between the Optional Extraordinary Repayment Date, as defined above, and the Maturity Date ("Extraordinary Repayment Premium"), calculated in accordance with the formula to be provided in the Indenture. In case a failure in the delivery of the External Appraiser’s Report by the Company or the non-compliance by the Company, in accordance with the provisions of the External Appraiser’s Report delivered to the Fiduciary Agent, of the environmental SKPI and/or the social SKPI on the First Verification Date and/or the Second Verification Date, is verified on the Optional Extraordinary Repayment Date of the First Series Debentures and/or on the Optional Extraordinary Amortization Date of the Second Series Debentures, the Extraordinary Repayment Premium shall be increased by the respective additional premium, which may be cumulative, on the Optional Extraordinary Repayment Amount of the First Series Debentures or the Optional Extraordinary Repayment Amount of the Second Series Debentures, as the case may be, as set forth in the table below ("Additional Extraordinary Repayment Premium"):

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SKPI	Additional Extraordinary Repayment Premium – First Verification Date	Additional Extraordinary Repayment Premium – Second Verification Date
Environmental SKPI	0.05%	0.075%
Social SKPI	0.05%	0.075%

The Additional Extraordinary Repayment Premium shall be limited to ten hundredths (0.10%), in relation to the First Series Debentures, with respect to the non-compliance of the environmental SKPI and social SKPI, and twenty-five hundredths (0.25%), in relation to the Second Series Debentures, with respect to the non-compliance of the environmental SKPI and social SKPI.

(y)	Early Redemption Offer: The Company may, at its sole discretion, make an offer for early redemption of the Debentures (“Early Redemption Offer”), which shall cover all of the Debentures, and shall be addressed to all Debentures Holders, without distinction, ensuring equal conditions to all Debentures Holders to accept the Early Redemption Offer of the Debentures held by them, in accordance with the terms and conditions to be provided for in the Indenture. The amount to be paid to the Debenture Holders upon an Early Redemption Offer shall be equivalent to the Unit Par Value or the Unit Par Value’s balance, as the case may be, plus the Compensation of the respective series due and not paid, calculated pro rata temporis since the First Payment Date or the immediately preceding Compensation Payment Date, whichever occurred last, up to the date of early redemption, plus Default Charges, if applicable, and plus any premium that may be offered to the Debentures Holders, at the Company's sole discretion, which may not be negative. In case a failure in the delivery of the External Appraiser’s Report by the Company or the non-compliance by the Company, in accordance with the provisions of the External Appraiser’s Report delivered to the Fiduciary Agent, of the environmental SKPI and/or the social SKPI on the First Verification Date and/or the Second Verification Date, is verified on the early redemption date object of the Early Redemption Offer, the redemption premium shall be increased by the respective additional premiums, which may be cumulative, set forth in the table below ("Additional Early Redemption Offer Premium "):

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SKPI	Additional Redemption Offer Premium – First Verification Date	Additional Redemption Offer Premium – Second Verification Date
Environmental SKPI	0.05%	0.075%
Social SKPI	0.05%	0.075%

The Additional Early Redemption Offer Premium shall be limited to ten hundredths (0.10%), in relation to the First Series Debentures, and twenty-five hundredths (0.25%), in relation to the Second Series Debentures. All Debentures subject to the Early Redemption Offer shall be cancelled.

(z)	Optional Acquisition: The Company may, at its sole discretion, pursuant to paragraph 3 of article 55 of the Brazilian Corporations Law and CVM’s Resolution No. 77, dated March 29, 2022, acquire Debentures in the secondary market (“Optional Acquisition”), provided that such fact must be included in the Company’s management report and financial statements: (a) for an amount equal to or lower than the Unit Par Value, or the Unit Par Value’s balance, as the case may be, plus the Compensation for the respective series, provided that such fact must be included in the Company's management report and financial statements; or (b) for an amount greater than the Unit Par Value, or the Unit Par Value’s balance, as the case may be, plus the Compensation for the respective series. The Debentures acquired by the Company as set forth in this item may be cancelled, remain in the Company's treasury or be placed on the market again. The Debentures acquired by the Company to remain in its treasury, if and when placed again in the market, shall be entitled to the same Compensation as the other Debentures of that series.
(aa)	Early Maturity: subject to the terms that shall be set forth in the Indenture, the Fiduciary Agent shall consider the obligations resulting from the Debentures to be early matured, and shall require the immediate payment, by the Company, of the Unit Par Value’s balance of the Debentures, plus the Compensation of the respective series, calculated pro rata temporis since the First Payment Date or the immediately preceding Compensation Payment Date, as the case may be, until the date of the effective payment without prejudice, as the case may be, to the Default Charges, upon the occurrence of any of the events provided by law and/or of any of the following events (each event, an "Event of Default"), provided that the qualification (as an automatic or non-automatic event), cure periods, specifications, reservations and/or exceptions in relation to such events shall be negotiated and defined in the Indenture, prevailing, in any case, the terms to be provided for in the Indenture: (i) (a) bankruptcy of the Company; (b) a petition for bankruptcy filed by the Company; (c) a petition for bankruptcy of the Company filed by a third party whose value, individually or in aggregate, is greater than fifty million U.S. dollars (US$ 50.000.000,00), converted into local currency pursuant to the U.S. dollar rate disclosed by the Central Bank of Brazil through its official website on exchange rates, accessible at the link <https://www. bcb.gov.br/estabilidadefinanceira/fecentamentoodolar> or by another that may replace it in the future ("USD Exchange Rate"), relative to the day immediately prior to the date of the occurrence, and which has not been contested by the Company within the legal term; (d) request for judicial or extrajudicial reorganization filed by the Company, irrespective of the granting of the respective request; and (e) liquidation,

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dissolution or winding up of the Company; (ii) protest of titles against the Company in an amount that, individually or in aggregate, is superior to fifty million U.S. dollars (US$ 50.000. 000.00) converted into Brazilian currency at the USD Exchange Rate of the day immediately prior to the date of the protest; (iii) non-compliance, by the Company, with any payment obligation related to the Unit Par Value, Compensation, Default Charges, or any other amounts that may be due by the Company to the Debenture Holders, under the terms to be set forth in the Indenture; (iv) acceleration of the Company's obligations resulting from (a) transactions to raise funds carried out in the financial or capital markets, in the local or international markets, whose value, individually or in aggregate, is superior to one hundred million U.S. dollars (US$ 100.000.000,00) converted at the USD Exchange Rate of the day immediately before the acceleration date; and/or (b) other loans in an individual or aggregate amount exceeding two hundred million U.S. dollars (US$ 200.000.000,00) converted at the USD Exchange Rate of the day immediately prior to the acceleration date; (v) distribution and/or payment, by the Company, of dividends, interest on equity or any other distributions of funds to the Company's shareholders, should the Company be in default with its payment obligations to be provided in the Indenture; (vi) judicial questioning, by the Company and/or its controlled companies (per the definition of control set forth in article 116 of the Brazilian Corporations Law) ("Controlled Companies"), as to the validity, efficacy and/or enforceability of the Indenture; (vii) repurchase of shares by the Company should the Company be in default with its payment obligations to be provided for in the Indenture; (viii) change in the Company's corporate purpose, so that the Company no longer operates in the telecommunications and infrastructure for telecommunications services sectors; (ix) change of the Company's corporate type from a corporation to a limited liability company, pursuant to articles 220 and 222 of the Brazilian Corporations Law; or (x) if the Indenture is declared invalid, null or unenforceable, by a court decision against which no suspensive effect has been obtained or that is not reverted within ten (10) business days; (xi) merger, consolidation or spin-off of the Company; (xii) default on any of the Company's financial obligations, resulting from transactions to raise funds carried out in the financial and/or capital markets, in individual or aggregate amounts exceeding one hundred million U.S. dollars (US$ 100.000.000,00), converted into local currency at the USD Exchange Rate on the day immediately prior to the date of occurrence; (xiii) non-compliance with any final arbitration or court decision that causes a Material Adverse Effect (as defined below), against which no suspensive effect has been obtained within thirty (30) days from the decision; (xiv) should any of the statements to be made by the Company in the Indenture be proven to be false, in any material respect, on the date they were made; (xv) suspension of trading or registration for trading of the Debentures with B3 - Segmento Cetip UTVM; (xvi) non-compliance by the Company with any non-payment obligation to be provided for in the Indenture; (xvii) revocation, termination, extinction, appropriation, suspension, adverse change, cancellation or non-renewal of the concessions, permissions, authorizations or grants, of any kind, for the rendering of fixed or mobile telecommunications services held by the Company in its area of operation, or the enactment of any law, decree, normative act, ordinance, resolution, or any other type of normative administrative act that results in any of the effects cited in this item, which (a) prevents the regular and legal provision of fixed or mobile telecommunications services by the Company; (b) prevents the regular and legal provision of fixed or mobile telecommunication services by the Company's Controlled Companies in a way that would result in a Material Adverse Effect; or (c) results in a Material Adverse Effect; (xviii) evidence of (a) incorrectness or (b) inconsistency of statement to be made by the Company in the Indenture, at the time it was provided, that results in any event that causes a material adverse impact on the economic and financial conditions of the Company and that affects its ability to comply with its payment obligations to be provided in the Indenture ("Material Adverse Effect"); (xix) reduction of the Company's capital stock, as provided for in article 174, paragraph 3 of the Brazilian Corporations Law, except for (i) loss absorption or distribution of funds to the Company's shareholders, up to the limit of 15% (fifteen percent) of the Company's capital stock, individually or in aggregate; (xx) disposal of, or constitution of liens or encumbrances over, the Company's material operating assets, provided that it represents, individually or in aggregate, 15% (fifteen percent) or more of the Company's total assets, subject to certain requirements and conditions set forth in the Indenture; or (xxi) transfer, by the Company, by any means, assignment or promise of assignment to third parties, of the rights and obligations acquired or undertaken in the documents relating to the Debentures.

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(bb)	Payment Location: The payments to which the Debentures are entitled shall be made by the Company on the respective due date, using, as applicable (i) the procedures adopted by B3, for the Debentures electronically held in custody by B3; and/or (ii) the procedures adopted by the Debentures' bookkeeping agent, for the Debentures that are not electronically held in custody by B3.
(cc)	Default Charges: In the event of default in the payment of any amount due by the Company under the terms that will be set forth in the Indenture, in addition to the payment of the Compensation, calculated pro rata temporis from the First Payment Date or the immediately preceding Compensation Payment Date, as the case may be, until the date of effective payment, the following shall be levied on any and all amounts in arrears, regardless of notice, notification or judicial or extrajudicial interpellation (i) default interest of one percent (1%) per month, calculated on a pro rata temporis basis from the date of default to the date of actual payment; and (ii) a non-compensatory late payment fine of two percent (2%) ("Default Charges").
(dd)	Use of Proceeds: The net funds raised by the Company through the issue of the Debentures shall be fully used by the Company for cash reinforcement, in line with the Company’s ordinary business management.
(ee)	Other Terms and Conditions: The other terms and conditions of the Issuance and the Restricted Offer will be provided for in the Indenture.
(ii)	approve the authorization for the Company’s Board of Executive Officers to perform all necessary or advisable acts for the implementation and formalization of the Issuance and the Restricted Offering, including, but not limited to, (a) the negotiation of the terms of the Issuance, the Debentures and the Restricted Offering (including, but not limited to, the covenants, the qualification, cure periods, specifications, reservations and/or exceptions regarding the events of early maturity of the Debentures), as well as the execution, by the Company, of the Indenture, Underwriting Agreement, amendments and other documents relating to the Debentures and the Restricted Offering; and (b) the engagement of the Underwriters, one of them being the Lead Underwriter, being able to negotiate and set the price and conditions for the respective service provision; and (c) execution and signature of all other documents and amendments in the context of the Issuance and the Restricted Offering;
(iii)	approve the ESG Framework, seeking to enable the Debentures to be classified as "sustainability-linked", pursuant to the terms required by the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 version, provided that the targets set out in the ESG Framework and which will be used for the Issuance are:

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Subject	SKPI	Baseline	“Baseline Value”, according to the report prepared by the specialized and independent company	First Verification Date	Second Verification Date
“Environmental SKPI”	Reduction of Greenhouse Gas Emissions to (i) 54.4 thousand tons in 2023; and (ii) 43.5 thousand tons in 2025.	December 31, 2021	63,018 tons of Greenhouse Gas Emissions	December 31, 2023	December 31, 2025
“Social SKPI”	Achievement of the following percentages (i) 24% of Black People in Leadership Positions in 2023; and (ii) 30%, at least, of Black People in Leadership Positions in 2025.	December 31, 2021	19,4% of Black People in Leadership Positions	December 31, 2023	December 31, 2025

Definitions

Notwithstanding the detailed description set out in the report prepared by the specialized and independent company engaged by the Company in respect with the SKPIs, the terms used above have the following definitions:

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“Reduction of Greenhouse Gas Emissions”: CO2 emissions by the Company arising from stationary combustion (fuel consumption in generators), mobile combustion (fuel consumption in the fleet) and fugitive emissions (refrigerant gas refills in air conditioning equipment).

“Leadership Positions”: Supervisors, Coordinators, Managers, Senior Managers, Directors, Vice Presidents and CEO/ COO.

“Black People”: self-declared black and brown people, in accordance with the criterion issued by IBGE (Instituto Brasileiro de Geografia e Estatística).

(iv)	ratify all acts directly or indirectly performed by the Company’s Board of Executive Officers, for the attainment of the aforementioned resolutions.

6.   CLOSING: There being no further business to discuss, the Presiding Board Member closed the meeting, and these minutes were drawn up. São Paulo, June 30, 2022. (aa) Eduardo Navarro de Carvalho – Presiding Board Member. Board Members: Eduardo Navarro de Carvalho, Alfredo Arahuetes García, Ana Theresa Masetti Borsari, Andrea Capelo Pinheiro, Christian Mauad Gebara, Claudia Maria Costin, Francisco Javier de Paz Mancho, Ignácio Moreno Martínez, Jordi Gual Solé, José María Del Rey Osorio, Juan Carlos Ros Brugueras and Solange Sobral Targa. Secretary: Breno Rodrigo Pacheco de Oliveira.

Compared with original copy of the Minutes of the Board of Directors of Telefônica Brasil S.A.’s 423rd meeting held on June 30, 2022 and drafted in the Company’s books.

________________________________________

Breno Rodrigo Pacheco de Oliveira
Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 30, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director